June 30, 2025

Dodge & Cox Funds

555 California Street, 40th Floor

San Francisco, CA 94104

RE: Dodge & Cox Funds Fee Waiver and Expense Reimbursement Agreement

Dear Sirs and Madam:

This will confirm the Fee Waiver and Expense Reimbursement Agreement (the “Agreement”) between Dodge & Cox (“Adviser”) and each current series of the Dodge & Cox Funds (each a “Fund”). It is understood and agreed that for ease of administration, a single Agreement is being executed to confirm the fee waiver and expense reimbursement arrangements between Dodge & Cox and each Fund. The parties agree that this Agreement shall be treated as a separate Agreement with respect to each Fund as if Dodge & Cox and that Fund had executed a separate agreement with respect to each such Fund, and this Agreement shall be construed accordingly. This Agreement replaces and supersedes the Expense Reimbursement Agreement, dated June 1, 2023, between Dodge & Cox and the Dodge & Cox Funds.

1. X Share Class Fee Waiver and Expense Reimbursement. Adviser undertakes to reimburse a portion of the Fund’s ordinary expenses and/or to waive a portion of its fees under the Investment Advisory Agreement or the Administrative and Shareholder Services Agreements between Adviser and the Fund to the extent necessary to maintain the net ordinary expense ratio of the X share class (a) at an amount 0.10% less than the net ordinary expense ratio of the I share class for the Stock Fund, Global Stock Fund, International Stock Fund and Balanced Fund, and (b) at an amount 0.08% less than the net ordinary expense ratio of the I share class for the Income Fund and Global Bond Fund (the “Expense Reimbursement”). In addition, through April 30, 2026, Adviser undertakes to reimburse a portion of the Fund’s ordinary expenses and/or to waive a portion of its fees to the extent that the total ordinary expenses of the X share class would otherwise exceed the percent of the average daily net assets of the X share class set forth with respect to the Fund on Schedule A (the “Expense Cap”). For purposes of the foregoing Expense Reimbursement and Expense Cap, ordinary expenses shall not include nonrecurring shareholder account fees, fees and expenses associated with Fund shareholder meetings, fees on portfolio transactions such as exchange fees, dividends and interest on short positions, fees and expenses of pooled investment vehicles that are held by the Fund, interest expenses and other fees and expenses related to any borrowings, taxes, brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses. Any reduction in fees otherwise payable by the Fund to Dodge & Cox shall be calculated monthly by annualizing the operating expenses of the X share class for the month as of the last day of such month. Adviser shall not be permitted to recoup the amount of any fees waived or payments made to the Fund other than to the extent the total amount of such fee waivers and payments made during a year exceeds the amount needed to limit the total expenses of the X share class for that year to the Expense Reimbursement and Expense Cap.

2. Global Bond Fund I Share Class Fee Waiver and Expense Reimbursement. Solely with respect to the Global Bond Fund, Adviser undertakes to reimburse a portion of the Fund’s ordinary expenses and/or to waive a portion of its fees under the Investment Advisory Agreement or the Administrative and Shareholder Services Agreements between Adviser and the Fund to the extent that the total ordinary expenses of the I share class would otherwise exceed 0.45% of the average daily net assets of the I share class (the “Expense Cap”). For purposes of the foregoing Expense Cap, ordinary expenses shall not include nonrecurring shareholder account fees, fees and expenses associated with Fund shareholder meetings, fees on portfolio transactions such as exchange fees, dividends and interest on short positions, fees and expenses of pooled investment vehicles that are held by the Fund, interest expenses and other fees and expenses related to any borrowings, taxes, brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses. Any reduction in fees otherwise payable by the Fund to Dodge & Cox shall be calculated monthly by annualizing the operating expenses of the I share class for the month as of the last day of such month. Adviser shall not be permitted to recoup the amount of any fees waived or payments made to the Fund other than to the extent the total amount of such fee waivers and payments made during a year exceeds the amount needed to limit the total expenses of the I share class for that year to the Expense Cap.

3. Emerging Markets Stock Fund Fee Waiver and Expense Reimbursement. Solely with respect to the Emerging Markets Stock Fund, Adviser undertakes to reimburse a portion of the Fund’s ordinary expenses and/or to waive a portion of its fees under the Investment Advisory Agreement or the Administrative and Shareholder Services Agreements between Adviser and the Fund to the extent that the total ordinary expenses of the Fund would otherwise exceed 0.70% of the average daily net assets of the Fund (the “Expense Cap”). For purposes of the foregoing Expense Cap, ordinary expenses shall not include nonrecurring shareholder account fees, fees and expenses associated with Fund shareholder meetings (other than, through April 30, 2026, meetings held exclusively for the purpose of electing Trustees), fees on portfolio transactions such as exchange fees, dividends and interest on short positions, fees and expenses of pooled investment vehicles that are held by the Fund, interest expenses and other fees and expenses related to any borrowings, taxes, brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses. Any reduction in fees otherwise payable by the Fund to Dodge & Cox shall be calculated monthly by annualizing the operating expenses of the Fund for the month as of the last day of such month. Adviser shall not be permitted to recoup the amount of any fees waived or payments made to the Fund other than to the extent the total amount of such fee waivers and payments made during a year exceeds the amount needed to limit the total expenses of the Fund for that year to the Expense Cap.

4. Term and Termination. This agreement shall become effective on the date above written and shall have an initial term ending on April 30, 2026, and may not be terminated prior to the end of such initial term except by a resolution of the Fund’s Board of Trustees. Thereafter, this agreement shall automatically renew for three-year terms unless Adviser provides written notice to the Fund at the above address of the termination of this agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this agreement will terminate automatically in the event of the termination of the Investment Advisory Agreement or the Administrative and Shareholder Services Agreement between Adviser and the Fund.

5. Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, the Investment Advisers Act of 1940, or rules, orders or interpretations of the Securities and Exchange Commission or its staff thereunder.

6. Severability. If any one or more of the provisions of this agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

7. Limitation. It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the property of the Fund. This agreement has been signed and delivered by an officer of the Fund, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the property of the Fund, as provided in the Fund’s Certificate of Trust dated February 13, 1998, as amended from time to time.

If the foregoing is in accordance with your understanding of the agreement between us, please indicate your approval by signing and returning a copy of this letter to Adviser at the address above.

Sincerely, DODGE & COX

By:	/s/ Dana M. Emery
Dana M. Emery
Chair and Chief Executive Officer

Agreed to:

DODGE & COX FUNDS

By:	/s/ Dana M. Emery
Dana M. Emery Chair and President

Schedule A

Dated June 30, 2025

Effective through and until April 30, 2026, and terminating thereafter, the Expense Caps referenced in Section 1 of this Agreement are set forth below:

Fund	Annual Rate %
Dodge & Cox Stock Fund – X Share Class	0.41%
Dodge & Cox Global Stock Fund – X Share Class	0.52%
Dodge & Cox International Stock Fund – X Share Class	0.52%
Dodge & Cox Balanced Fund – X Share Class	0.42%
Dodge & Cox Income Fund – X Share Class	0.33%